Exhibit 99.1

Mitchells & Butlers plc

The Company has noted the announcement from R20. Should details of any offer be forthcoming, the Company will make an announcement as appropriate.

For further information please contact:

Investor Relations:
Erik Castenskiold	0121 498 4907
Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	020 7251 3801

The directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.